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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One)   [ ] Form 10-K and Form 10-KSB[ ] Form 20-F [ ] Form 11-K
              [X] Form 10-Q and Form 10-QSB[ ] Form N-SAR

     For Period Ended: June 30, 2000

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: __________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


                                     PART 1
                             REGISTRANT INFORMATION

Full Name of Registrant:       MetaCreations Corporation

Former Name if Applicable:                N/A

Address of Principal Executive Office (Street and Number):  498 Seventh Avenue

City, State and Zip Code:      New York, N.Y. 10018
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                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)      The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, Form 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant and its auditors, PricewaterhouseCoopers, recently analyzed a series of 1999 transactions between the Registrant and Computer Associates pursuant to which Computer Associates licensed substantial technology from the Registrant and obtained an equity interest in the Registrant's subsidiary, Metastream. The Registrant, after consultation with its auditors, had previously ascribed the monetary consideration of the arrangements to licensing revenue and, assuming that Metastream had only nominal value at inception, had treated the consideration for the equity component as being non-cash marketing and support obligations of Computer Associates, all as reflected in the Registrant's 1999 audited financial statements. A recent re-examination of these transactions has led to the conclusion that Metastream had substantial value at the time of the transactions and, consequently, the monetary consideration received by the Registrant should have been allocated to the equity received by Computer Associates. As a net result, the Registrant will reclassify the license revenue to minority interest. In addition, the Registrant will make adjustments to previously recorded non-cash stock based compensation to account for the higher valuation of Metastream, as well as certain reclassifications pertaining to discontinued operations.

Based on the above developments, the Registrant needs additional time in connection with filing its restated financial statements for the twelve months ended December 31, 1999, as well as the three-month period ended March 31, 2000, which have previously been included in the Registrant's 1999 Form 10-K and March 31, 2000 10-Q, respectively.

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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Brian O'Donoghue              (212)                   201-0842
         ----------------         ----------------     -------------------------
             (Name)                (Area Code)           (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant is unable to confirm the exact amount of net loss for the three and six month periods ended June 30, 1999 until the Registrant and its auditors complete their review of the matters described herein.

                            MetaCreations Corporation
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                  Date:  August 11, 2000       By:/s/ Brian J. O'Donoghue
                                               ---------------------------------
                                               Name: Brian J. O'Donoghue
                                               Title: Vice President, Secretary
                                                       and General Counsel

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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).